                 FILED BY BINGHAM FINANCIAL SERVICES CORPORATION
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                          COMMISSION FILE NO.: 0-23381

                                SUBJECT COMPANY:
                     BINGHAM FINANCIAL SERVICES CORPORATION




 FRANKLIN BANK NOTIFIES BINGHAM FINANCIAL SERVICES CORPORATION OF ITS INTENTION
                         TO TERMINATE MERGER AGREEMENT

         BIRMINGHAM, Mich. - June 30, 2000 -- Bingham Financial Services Corporation (NASD: BFSC) announced today that it has received notice from Franklin Bank, N.A., that Franklin intends to terminate the previously-announced merger agreement between Bingham and Franklin under which the companies agreed to merge Franklin into a subsidiary of Bingham.

         Ronald A. Klein, President and Chief Executive Officer of Bingham, said, "We are disappointed that Franklin has expressed its intention to terminate the merger agreement. In our opinion, the underlying benefits of the merger that drew the two companies together remain compelling. We continue to believe that the current structure and terms of the proposed merger would deliver significant long-term value to both Bingham stockholders and Franklin stockholders. We are consulting our advisors to evaluate Franklin's position under the merger agreement and to assess our options regarding the merger."



                                     * * * *

         Bingham Financial Services Corporation has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission and Franklin Bank, N.A., has filed a preliminary joint proxy statement/prospectus with the Office of the Comptroller of the Currency with respect to the proposed merger. In addition, Bingham will be filing with the SEC a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Bingham will be available free of charge from the Secretary of Bingham at 260 East Brown Street, Suite 260, Birmingham, MI 48009, Telephone (248) 644-8838. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION

CONCERNING THE MERGER.

         Bingham and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Bingham stockholders in favor of the merger. Information concerning the participants in the proxy solicitation are set forth in the preliminary joint proxy statement/prospectus filed with the SEC.

                                     * * * *


         This press release contains forward-looking statements. These statements include statements regarding the period following completion of the merger. Words such as "intend," "believe," "expect," "plans" and words and terms of similar substance identify forward looking statements. All forward looking statements are subject to various risks, uncertainties and other factors that could cause actual results to vary materially from the results anticipated in such forward-looking statements. Such risks, uncertainties and other factors include the market's difficulty in valuing the combined company's business model, the failure to realize the anticipated benefits of the merger, competition, management's ability to manage the combined company's growth, the ability to deliver new products and services to the market on time, the inability to accurately predict future revenues of the combined company and other risks detailed in the joint proxy statement/prospectus filed with the SEC in connection with this transaction. Additional risks and uncertainties related to the current businesses of the two parties can be found in Bingham's filings with the SEC. The forward-looking statements in this new release represent Bingham's judgment as of the date of this release. Bingham disclaims any intent or obligation to update these forward-looking statements.